UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm signs Munitions Development
Agreement with US Army

23 September 2005

ARLINGTON, Va - Defense technology company Metal Storm Limited today announced that it’s US subsidiary, Metal Storm, Inc has signed an agreement with the US
Army to develop and adapt munitions for use with Metal Storm 40mm weapons systems.

David Smith, Metal Storm’s CEO, said the Cooperative Research and Development
Agreement (CRADA) is significant because it formalizes the company’s with a key defense industry research organization.

“The CRADA will allow us to take existing certified munitions from the US Army inventory and convert them to Metal Storm configuration,” he said.

“Our agreement with the US Army Research Development and Engineering Center
(ARDEC) provides us with the opportunity to establish a successful business development partnership with one of the defense industry’s most influential research organizations,” he said.

“It also supports Metal Storm’s clearly stated strategy of focusing on its core
40mm technology, getting it to market in the shortest time possible and transforming itself into a systems integrator.”

Mr Smith said the agreement would provide the framework for the rapid development testing and eventual certification of a range of 40mm munitions for use with Metal Storm’s weapon systems.

Under the agreement, which has a life of up to 5 years, Metal Storm will work closely with US Army engineers and will have access to specialized equipment, laboratories, and armaments facilities on a fee for service basis. The cost to Metal Storm of the scope of works under this agreement is up to
US$549,000 (approximately AU$730,000) which the Company expects to be completed within the next 12 to 18 months.

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Ends
www.metalstorm.com
 Investor Contact: Media Contact:
 David Smith         Gregory Pettit
 Metal Storm Limited Hill & Knowlton
 TEL: 703 248 8218 TEL: 212 1885 0300
 dsmith@metalstorm.com gpettit@hillandknowlton.com

About ARDEC

Headquartered at Picatinny, New Jersey, ARDEC is the US Army’s principal researcher, developer and sustainer of current and future armament and systems. ARDEC’s overall mission is to improve already fielded items, develop new ones, maintain a strong armament technology base in government, industry academia and provide technical support to the soldier in the field. It plays a key part in Army Transformation with its involvement in the development of the
Soldier and Future Combat Systems (FCS) and continued efforts in the of advanced weapons that exploit new technologies.

ARDEC has over 2,500 highly skilled scientists, engineers and other technical specialists situated at five different locations throughout the US.  They are responsible for several hundred programs and have expertise, technology and unique laboratory and facility capabilities in weapon and ammunition systems, propellants, aerodynamic stabilization, modeling and simulation, fire control, logistics integration of armaments systems and related safety systems and protocols.

ARDEC has a long history of partnering with industry in the research, development, production and fielding of advanced armaments for the soldier.
Although ARDEC's principal mission is to mature technologies for armaments applications, ARDEC also looks for ways to transfer beneficial technologies to public use. ARDEC has recently transferred technologies to the law enforcement community such as non lethal, aversive technologies for crowd control. ARDEC over 80 active Cooperative Research and Development Agreements (CRADAs).

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: September 23, 2005	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary